PROFIT SHARING PLAN PURCHASE AGREEMENT

     PROFIT SHARING PLAN PURCHASE AGREEMENT dated as of May 9, 1995 by and between Chiat/Day Holdings, Inc. (the "Company") and Michael Kooper (the "Trustee").

                                   WITNESSETH

     WHEREAS, the Company contemplates selling substantially all its assets and the assets of Chiat/Day inc. Advertising ("Advertising") to TBWA International Inc. ("TBWA") (the "Transaction") pursuant to an asset purchase agreement by and among the Company, Advertising, Omnicom Group Inc. ("Omnicom") and TBWA (the "Purchase Agreement"); and

     WHEREAS, TBWA is not willing to assume liabilities related to the Chiat/Day Profit Sharing and 401(k) Plan (the "Plan" and assets of the Plan will not be transferred to a plan sponsored by TBWA in connection with the Transaction; and

     WHEREAS, the majority of the Plan assets consist of the Company's preferred stock ("Company Preferred Stock") and Class B common stock ("Company Common Stock")(collectively, "Company Stock"), and the sale of Company Stock contemplated by this Agreement will significantly improve the liquidity and increase the value of the Plan's assets; and

     WHEREAS, if the sale of Company Stock contemplated by this Agreement is consummated, the Plan will receive, on the dates described below, cash in an amount which is greater than or equal to the fair market value of the Company Stock, in lieu of the Omnicom stock which will be paid to other shareholders of Company Common Stock on or about October 26, 1995 in connection with the Transaction, which payment of the Omnicom Stock will be subject to holdback and escrow requirements, and which payment of the Omnicom Stock would otherwise be payable to the Plan; and

     WHEREAS, the sale of Company Preferred Stock contemplated by this Agreement on the date described below shall be binding on the parties hereto even in the event that the Purchase Agreement is terminated in accordance with its terms after such date.

     NOW, THEREFORE, in accordance with Section 2.3(a) of the Purchase Agreement, the Company and the Trustee hereby agree as follows:

     1. In light of the foregoing facts, the Company and the Trustee hereby agree that the following actions are in the best interests of Plan participants and beneficiaries:



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          (a) (i) On or about July 1, 1995 but no later than July 10, 1995, the
     Plan shall sell all Company Preferred Stock held by the Plan on such date to the Company for an amount in cash of $14,081,773.93, which amount will be equal to the face amount of such Company Preferred Stock (the "Preferred Stock Payment"), and (ii) as soon as practicable after receipt of an appraisal as described in paragraph 2 hereof, the Plan shall sell all Company Common Stock to the Company for an amount in cash equal to $350,000 ("the Common Stock Payment").

          (b) Neither the Preferred Stock Payment nor the Common Stock Payment shall be subject to any commission, holdback, adjustment or any other condition applicable to payments made to holders of Company Stock other than the Plan in connection with the Transaction.

          (c) All Plan participants shall become fully vested in their accounts under the Plan upon the closing of the Transaction (the "Closing Date").

          (d) The Purchase Agreement shall provide that after the Transaction, former company employees shall receive the benefits listed on Schedule 6.4 thereto, which benefits have been designated and approved by the Company.

          (e) The Plan shall be terminated by the Company at its expense as of the Closing Date, and all Plan assets will be distributed to Plan participants as soon as practicable thereafter.

          (f) All legal, accounting, appraisal and other expenses, expended or accrued in connection with the transactions contemplated hereby shall be borne by the Plan.

     2. The Company and the Trustee agree that the sales of Company Stock to the Company contemplated by this Agreement shall be contingent upon receipt by the Trustee of an appraisal from an independent appraisal firm which indicates that the fair market value (as defined in Section 3(18) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) of the Company Preferred Stock and the Company Common Stock is less than or equal to (i) the Preferred Stock Payment and the Common Stock Payment, respectively, on the applicable sales date, and (ii) the valuation on a per share basis of the Company Preferred Stock and the Company Common Stock, as the case may be, as determined by Duff & Phelps Financial Consulting Co. ("Duff & Phelps") in its valuation analysis as of October 31, 1993 as set forth in that certain letter dated April 14, 1994 from Duff & Phelps to the former trustee of the Plan.

     3. Notwithstanding the foregoing, if the Purchase Agreement is terminated in accordance with its terms on or prior


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

to July 1, 1995, this Agreement shall be of no further force and effect, and if the Purchase Agreement is terminated in accordance with its terms prior to the consummation of the sale of the Company Common Stock, the provisions in this Agreement which pertain to Company Common Stock shall be of no further force and effect. In addition, it shall be a condition to the obligations set forth in this Agreement that the Company shall have obtained on terms and conditions satisfactory to the Company in its sole discretion, financing sufficient for the Company to consummate the transactions contemplated hereby.

     4. As a material inducement to the Trustee to execute, deliver and perform under this Agreement, the Company represents and warrants to the Trustee that the statements contained in this Section 4 are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of the date of the Preferred Stock Payment and the Common Stock Payment as though made then and as though each such date were substituted for the date of this Agreement throughout this Section 4:

          (i) The Company is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

          (ii) The Company has all requisite power and authority under its Certificate of Incorporation and by-laws and applicable laws to execute and deliver this Agreement and to carry out all actions required of it pursuant to the terms of this Agreement. The Company has all requisite power and authority to carry on its business and to own and operate its properties as are now conducted.

          (iii) The Company will have obtained all necessary authorizations and approvals from its Board of Directors and stockholders required for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement when duly executed and delivered by the Company will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors' rights generally and by the application of general principles of equity, regardless of whether considered in a proceeding at law or in equity.

          (iv) The execution, delivery and performance of this Agreement by the Company will not constitute a violation of, or be in conflict with, or result in the breach of, or constitute or create a default under, result in the acceleration of, create in any person the right to accelerate, terminate, modify or cancel, or require any notice pursuant to, (a) the Certificate of Incorporation or by-laws of the Company, as amended to date;
     (b) any


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

     agreement or commitment to which the Company is a party or to which the Company is subject; or (c) other than ERISA or the Internal Revenue Code of 1986, as amended, in respect of which no representation is being made, any statute, regulation or rule or any judgment, decree, order, ruling, charge or other restriction of any court, governmental agency or governmental authority.

          (v) No consent, approval or authorization of, or registration, qualification or filing with, any governmental agency or authority or any other third party is required for the execution, delivery and performance of this Agreement by the Company. No order, writ, injunction or decree has been issued, or threatened to be issued, by any court or governmental agency which would adversely affect the consummation of the transactions contemplated by this Agreement.

          (vi) The terms of the employment agreements, non-competition agreements and employment/consulting agreements to be entered into pursuant to Sections 8.14, 8.15 and 8.16 of the Purchase Agreement are not materially more advantageous to the covered executives than the terms of employment, non-competition and consulting currently in effect with respect to each such executive.

          (vii) Schedule A annexed hereto and made a part hereof sets forth the following: (a) an audited consolidated balance sheet of the Company and its subsidiaries as at October 31, 1992, 1993 and 1994, and the related statements of operations, stockholders' equity (deficit) and cash flow for the years then ended, reported on by Coopers & Lybrand, independent certified public accountants, (b) consolidated balance sheets of the Company and Chiat/Day Inc. Advertising ("Advertising") as at October 31, 1994 (such consolidated balance sheets of the Company and Advertising are referred to herein as the "Company Balance Sheets" and the "Advertising Balance Sheet," respectively), (c) consolidated balance sheets as at October 31, 1994 of the U.S. offices of Advertising, the Toronto office of Advertising and the London office of Chiat/Day Inc. Advertising International. The consolidated balance sheet of the Company and its subsidiaries as at October 31, 1994 is referred to in this Agreement as the "Balance Sheet". Such financial statements, including the footnotes thereto, are true and correct in all material respects and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") consistently applied throughout the periods indicated. Each of the consolidated balance sheets of the Company and its subsidiaries fairly presents the consolidated financial position of the Company and its subsidiaries at the respective date thereof and reflects all claims against and all debts and liabilities of the Company and its subsidiaries, fixed or contingent, as at the date


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

     thereof, required to be shown thereon under GAAP, and the related statements of operations, stockholders' equity (deficit) and cash flow fairly present the consolidated results of operations of the Company and its subsidiaries, retained earnings and the cash flow for the respective periods indicated. Each of the consolidated balance sheets as at October 31, 1994 fairly presents the financial condition of the applicable operating unit at the Balance Sheet Date and reflects all claims against and all debts and liabilities of such operating unit, fixed and contingent, as at such date, required to be shown thereon under GAAP. Since October 31, 1994 (the "Balance Sheet Date"), except for the execution and delivery of the Purchase Agreement and the transactions required or permitted to take place pursuant thereto on or prior to the closing date thereof, there has been no material change in the assets or liabilities, or in the business or condition, financial or otherwise, in the results of operations of the Company and its subsidiaries which in the aggregate would materially increase the net worth of the Company.

     5. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, first class mail, postage prepaid, return receipt requested, as follows:

                  (a) If to the Company:

                  Chiat/Day Holdings Inc.
                  180 Maiden Lane
                  New York, New York  10038
                  Attn: Chief Financial Officer
                  Fax: (212) 804-1200

                  with a copy to:

                  Simpson Thacher & Bartlett
                  425 Lexington Avenue
                  New York, New York  10017
                  Attn: James M. Cotter, Esq.
                  Fax: (212) 455-2502

                  (b) If to the Trustee:

                  Michael Kooper
                  The Kooper Group
                  770 Lexington Avenue
                  New York, New York  10021
                  Fax:  (212) 755-0831

                  with a copy to:


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

                  Mandel and Resnik, P.C.
                  220 East 42nd Street
                  New York, New York  10017
                  Attn: Barry H. Mandel, Esq.
                  Fax: (212) 573-0067

or to such other address or to the attention of such other person as any party shall have specified by notice in writing to the other parties. All such notices, requests, demands and communications shall be deemed to have been received on the date of personal delivery or on the third business day after the mailing thereof.

     6. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     7. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any covenants or agreements contained herein and in any documents delivered or to be delivered pursuant to this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

     8. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

     9. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

     10. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of laws principles thereof except to the extent that issues hereunder are preempted by ERISA.

     11. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein. This Agreement supersedes all prior oral and written agreements and understandings between the parties with respect to such subject matter.


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

     12. This Agreement may be amended, supplemented or modified by the parties hereto only by an agreement in writing signed on behalf of each of the parties hereto following due authorization at any time.

     13. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.


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

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                       CHIAT/DAY HOLDINGS INC.


                                        By:/S/ JAY CHIAT
                                           --------------------------------
                                           Title: President/CEO


                                           /s/ MICHAEL KOOPER
                                           --------------------------------
                                           Michael Kooper







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